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                                                                  Exhibit (a)(1)
                                 [For Release]
                                                                  April 26, 1999

                              SEAGATE TECHNOLOGY
                                   ANNOUNCES
                      COMMENCEMENT OF EXCHANGE OFFER FOR
                         SEAGATE SOFTWARE COMMON STOCK

SEAGATE TECHNOLOGY, INC. (NYSE:SEG) today announced that its registration statement on Form S-4 has been declared effective by the SEC and is commencing its exchange offer for all outstanding shares of common stock of Seagate Software, Inc., a majority-owned subsidiary of Seagate Technology. The offer is being made in connection with an agreement for the merger of VERITAS Software Corporation (Nasdaq:VRTS) with the Network and Storage Management Group (NSMG) of Seagate Software. The agreement was announced on October 5, 1998 and is subject to the approval of stockholders of VERITAS Software Corporation and Seagate Software, Inc. and other customary conditions. The merger transaction is expected to be completed on May, 28 1999.

The exchange rate for Seagate Technology's exchange offer will be based on the average closing price of Seagate Technology common stock for five trading days ending on the sixth business day prior to the VERITAS-NSMG combination and the average fair market value of Seagate Software for the same five trading days. The exchange rate and the exchange offer are detailed in Schedule 14D-1 filed by Seagate Technology with the Securities and Exchange Commission today.

The exchange offer, which is currently scheduled to expire at 12:00 midnight, New York City time on June 7,1999 unless extended, is subject to the completion of the VERITAS-NSMG transaction and other customary conditions.

For further information, contact:


Bill Rowley
Director of Investor Relations
Seagate Technology, Inc.
Voice: (831) 439-2371
Fax:   (831) 438-2631
Email:  bill_rowley@notes.seagate.com